Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2022

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of June 30, 2022 and December 31, 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	June 30, 2022	December 31, 2021
		(unaudited)
Assets
Current assets
Cash and cash equivalents	3	375,753	211,143
Financial investments	4	378,134	973,294
Trade receivables	5	607,826	593,263
Inventories	6	174,021	158,582
Recoverable taxes		39,055	38,811
Derivative financial assets	10	-	301
Related parties	7	-	4,571
Other assets		95,378	66,962
Total current assets		1,670,167	2,046,927
Non-current assets
Deferred income tax	18	327,574	321,223
Recoverable taxes		22,216	22,216
Financial investments	4	33,382	40,762
Derivative financial assets	10	-	560
Related parties	7	3,722	6,819
Other assets		69,835	57,534
Investments and interests in other entities		126,116	126,873
Property and equipment		67,932	73,885
Right-of-use assets		29,160	35,960
Intangible assets	8	3,237,964	3,257,360
Total non-current assets		3,917,901	3,943,192
Total assets		5,588,068	5,990,119

Liabilities
Current liabilities
Trade payables		154,929	103,292
Labor and social obligations	12	104,422	157,601
Taxes and contributions payable		7,047	7,953
Income taxes payable		12,404	37,775
Advances from customers	5	60,932	35,291
Lease liabilities		19,251	20,122
Loans and financing	9	28,466	228,448
Derivative financial liabilities	10	2,394	-
Accounts payable to selling shareholders	11	857,979	799,553
Other liabilities		12,140	3,176
Total current liabilities		1,259,964	1,393,211
Non-current liabilities
Labor and social obligations	12	651	661
Lease liabilities		15,210	22,996
Loans and financing	9	1,621,957	1,602,879
Derivative financial liabilities	10	123,513	223,561
Provision for legal proceedings	21	1,292	1,398
Accounts payable to selling shareholders	11	642,086	869,233
Other liabilities		1,140	946
Total non-current liabilities		2,405,849	2,721,674
Total liabilities		3,665,813	4,114,885

Equity	13
Share capital		11	11
Capital reserve		2,222,912	2,203,857
Treasury shares		(232,391)	(180,775)
Share-based compensation reserve		81,077	90,813
Accumulated losses		(149,354)	(238,672)
Total equity		1,922,255	1,875,234

Total liabilities and equity		5,588,068	5,990,119

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2022 and 2021

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	15	412,137	256,301	842,174	587,973
Cost of sales	16	(133,054)	(68,103)	(249,632)	(155,228)

Gross profit		279,083	188,198	592,542	432,745

Selling expenses	16	(174,439)	(118,727)	(338,792)	(238,385)
General and administrative expenses	16	(80,037)	(61,988)	(166,137)	(136,294)
Other income, net		1,676	975	19,070	2,500

Operating profit		26,283	8,458	106,683	60,566

Finance income	17	214,382	12,114	373,615	22,054
Finance costs	17	(238,485)	(45,678)	(363,586)	(84,292)
Finance result	17	(24,103)	(33,564)	10,029	(62,238)

Share of loss of equity-accounted investees		(14,294)	(1,728)	(19,936)	(2,751)

(Loss) profit before income taxes		(12,114)	(26,834)	96,776	(4,423)
Income taxes - income (expense)
Current		8,038	(18,544)	(13,809)	(35,897)
Deferred		(9,265)	25,359	6,351	32,112
	18	(1,227)	6,815	(7,458)	(3,785)

Net (loss) profit and total comprehensive (loss) income for the period		(13,341)	(20,019)	89,318	(8,208)

Basic (loss) earnings per share - in Brazilian reais	14
Class A		(0.24)	(0.35)	1.59	(0.14)
Class B		(0.24)	(0.35)	1.59	(0.14)
Diluted (loss) earnings per share - in Brazilian reais	14
Class A		(0.24)	(0.35)	(1.45)	(0.14)
Class B		(0.24)	(0.35)	1.59	(0.14)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the three and six-month periods ended June 30, 2022 and 2021

(In thousands of Brazilian reais, unless otherwise stated)

			Attributable to equity holders of the parent
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2020	11	2,200,645	-	80,817	(80,589)	2,200,884

Loss for the period	-	-	-	-	(8,208)	(8,208)
Total comprehensive loss	-	-	-	-	(8,208)	(8,208)
Share-based compensation plan	-	-	-	12,777	-	12,777
Purchase of treasury shares	-	-	(109,737)	-	-	(109,737)
Investments shares transferred	-	-	1,801	(1,801)	-	-
Restricted stock transferred	-	2,496	-	(2,496)	-	-

Balances at June 30, 2021 (unaudited)	11	2,203,141	(107,936)	89,297	(88,797)	2,095,716

			Attributable to equity holders of the parent
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2021	11	2,203,857	(180,775)	90,813	(238,672)	1,875,234

Profit for the period	-	-	-	-	89,318	89,318
Total comprehensive income	-	-	-	-	89,318	89,318
Share based compensation plan	-	-	-	9,319	-	9,319
Purchase of treasury shares (Note 13)	-	-	(51,616)	-	-	(51,616)
Restricted stock transferred	-	19,055	-	(19,055)	-	-

Balances at June 30, 2022 (unaudited)	11	2,222,912	(232,391)	81,077	(149,354)	1,922,255

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2022 and 2021

(In thousands of Brazilian reais)

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Operating activities
Profit (loss) before income taxes for the period	96,776	(4,423)
Adjustments to reconcile profit (loss) before income taxes to cash from operations
Depreciation and amortization	140,083	93,475
Inventory reserves	13,339	7,386
Allowance for doubtful accounts	(6,603)	10,499
Loss on sale/disposal of property and equipment and intangible	(192)	135
Fair value change in financial derivatives	(95,973)	-
Changes in accounts payable to selling shareholders	(26,320)	489
Share of loss of equity-accounted investees	19,936	2,751
Share-based compensation plan	9,046	15,555
Accrued interest on loans and financing	105,544	8,905
Interest accretion on acquisition liability	89,674	54,024
Income from financial investments	(38,353)	(8,495)
Interest on lease liabilities	2,287	2,157
Provision for legal proceedings	106	(211)
Provision for payroll taxes (restricted stock units)	(3,083)	1,427
Foreign exchange (income) expenses, net	(43,662)	4,092
Gain on changes of interest of investment	(17,758)	-
Other financial expense (income), net	(3,128)	(2,498)
Changes in assets and liabilities
Trade receivables	(4,344)	385
Inventories	(27,671)	(11,967)
Recoverable taxes	8,448	2,467
Other assets	(35,077)	(8,455)
Trade payables	51,637	7,225
Labor and social obligations	25,745	10,256
Taxes and contributions payable	(978)	(5,083)
Advances from customers	25,641	19,985
Other liabilities	9,228	2,304

Cash from operations	294,348	202,385

Income taxes paid	(47,474)	(51,517)
Interest paid on lease liabilities	(2,346)	(1,603)
Interest paid on accounts payable to selling shareholders	(36,914)	(4,223)
Interest paid on loans and financing	(31,992)	(7,945)
Payments for contingent consideration (Note 11)	(70,541)	(332)
Payments of stock options (Note 12)	(75,578)	-
Net cash flows from operating activities	29,503	136,765

Investing activities
Acquisition of property and equipment	(8,398)	(5,532)
Payment of investments and interests in other entities	(18)	(73,222)
Acquisition of subsidiaries, net of cash acquired	-	(15,217)
Payments of accounts payable to selling shareholders	-	(92,836)
Acquisition of intangible assets	(96,053)	(69,543)
Maturity of financial investments	640,893	152,935
Loans to related parties	(4,812)	-
Net cash flows from (used in) investing activities	531,612	(103,415)

Financing activities
Purchase of treasury shares	(51,616)	(109,737)
Payment of lease liabilities	(12,005)	(6,354)
Payment to owners to acquire entity’s shares	(121,270)	(19,442)
Loans and financings paid	(211,329)	(3,443)
Net cash flows used in financing activities	(396,220)	(138,976)

Foreign exchange effects on cash and cash equivalents	(285)	(4,092)

Increase (decrease) in cash and cash equivalents	164,610	(109,718)

Cash and cash equivalents
At the beginning of the period	211,143	424,410
At the end of the period	375,753	314,692
Increase (decrease) i in cash and cash equivalents	164,610	(109,718)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month period ended June 30, 2022

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and is publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 18, 2022.

1.2	Significant events during the period

Loan liquidation

On January 3, 2022, the Company paid in full a loan through one of its subsidiaries Arco Educação, in the amount of R$ 201,883.

Acquisition of PGS and Mentes do Amanhã

On February 3, 2022, Arco concluded the acquisition of the following solutions from Pearson Education do Brasil Ltda.

(i) PGS: a K-12 bilingual courseware and teaching methodology, previously known as Pearson Global School; and (ii) Mentes do Amanhã (“Mentes”): a K-12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy and technology).

The purchase consideration consisted of: (i) R$ 5,507 paid in February 2022; and (ii) R$ 8,701 paid in May 2022.

This transaction broadens Arco’s supplemental market presence by adding high-quality solutions with pricing complementary to its portfolio. Arco believes in the large potential for English as a Second Language and in the favorable market trends for 21st century skills. An even stronger portfolio better positions Arco to capture this demand outside Arco’s school base.

Shares repurchase

During the six-month period ended June 30, 2022, the Company purchased an aggregate amount of 531,125 Class A common shares for a total of approximately US$ 9.9 million as described in Note 13.

Corporate restructuring

On May 1, 2022, the Company completed a corporate reorganization through the incorporation of P2D Educação Ltda. by Companhia Brasileira de Educação de Sistemas de Ensino S.A.

Acquisition of additional shares of Geekie

Pursuant to the investment and share purchase agreement for the acquisition of Geekie, on June 1, 2022, Arco paid R$223,939 to acquire the outstanding participation of 42.58%. At that date, the Company has 100% of Geekie’s shares.

At the same date, Arco also acquired the shares issued to the beneficiaries through the share-based compensation plan, paying the amount of R$75,578, following the conditions previously negotiated on the SPA.

2	Significant accounting policies

2.1  Basis for preparation of the consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2021.

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2021.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue, and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting judgments, estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2021.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

2.2  Changes in accounting policies and disclosures

New and amended standards and interpretations

Several new or amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant or any impact to occur on the Company's financial statements:

•	Definition of Accounting Estimates (Amendments to IAS 8)
•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
•	IFRS 17 Insurance Contracts
•	Classification of liabilities as current or non-current (amendments to IAS 1)
•	Reference to the Conceptual framework (amendments to IFRS 3)
•	Property, plant and equipment - proceeds before intended use (amendments to IAS 16)
•	Onerous contracts - cost of fulfilling a contract (amendments to IAS 37)
•	Annual improvements to IFRS standards 2018-2020
•	Disclosure of accounting policies (amendments to IAS 1 and IFRS Practice Statement 2)

3	Cash and cash equivalents

	June 30, 2022	December 31, 2021
	(unaudited)
Cash and bank deposits	17,586	20,085
Bank deposits in foreign currency (a)	26,954	154
Cash equivalents (b)	331,213	190,904
	375,753	211,143

(a)	Short-term deposits maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions. As of June 30, 2022, the average interest on these CDBs was equivalent to 90.3% (December 31, 2021: 90.4%) of the Interbank Certificates of Deposit (“CDI”). As of June 30, 2022, the average CDI rate for six-month period ended June 30, 2022, was 8.64% (December 31, 2021: 4.39%) These financial investments are available for immediate use and have insignificant risk of changes in value.

4	Financial investments

	June 30, 2022	December 31, 2021
	(unaudited)
Financial investments (a)	411,010	1,013,550
Other	506	506
	411,516	1,014,056
Current	378,134	973,294
Non-current	33,382	40,762

(a) Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications of cash balances, managed by highly credit-rated financial institutions. As of June 30, 2022, the average interest on these investments is equivalent to 100.5% (2021: 101.7%) of the CDI. The average CDI rate for the six-month period ended June 30, 2022 was 8.64% (December 31, 2021: 4.39%). The decrease in financial investments balance is mainly due to the payment of the loan in January, and the acquisition of Geekie shares, as described in Notes 1.2.b.

5	Trade receivables

	June 30, 2022	December 31, 2021
	(unaudited)
From sales of educational content	686,811	676,787
From related parties (Note 7)	762	3,608
	687,573	680,395
(-) Allowance for doubtful accounts	(79,747)	(87,132)
	607,826	593,263

As of June 30, 2022, and December 31, 2021, the aging of trade receivables was as follows:

	June 30, 2022	December 31, 2021
	(unaudited)
Neither past due nor impaired	548,924	567,490

Past due	138,649	112,905

1 to 60 days	37,151	15,383
61 to 90 days	10,555	8,403
91 to 120 days	5,616	10,347
121 to 180 days	13,620	16,284
More than 180 days	71,707	62,488
	687,573	680,395

The movement in the allowance for expected credit losses for the six-month periods ended June 30, 2022 and 2021, was as follows:

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Balance at beginning of the period	(87,132)	(63,434)
Provision	6,603	(10,499)
Receivables written off during the period as uncollectible	782	2,682
Balance at end of period	(79,747)	(71,251)

Advances from customers

The Company receives advance from customers mainly at the beginning of the year when parents purchase educational content for the current school year. The educational content is delivered in up to four stages, and as the material is delivered, revenue is recognized, and the advance from customers is reduced.

As of June 30, 2022, the Company has R$60,932 (R$35,291 in December 2021) of advances from customers recorded in current liabilities.

The increase of the balance is due the growth of the business to consumer (B2C) sales model, which represents 31.9% of revenue as of June 30, 2022 (25.2% as of June 30, 2021).

6	Inventories

	June 30, 2022	December 31, 2021
	(unaudited)
Educational content	81,613	75,778
Educational content in progress (a)	76,579	71,314
Consumables and supplies	2,224	2,128
Inventories held by third parties	13,605	9,362
	174,021	158,582

(a)	Costs being incurred to prepare educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the six-month periods ended June 30, 2022 and 2021 was as follows:

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Balance at beginning of the period	(28,139)	(7,510)
Inventory reserve	(13,339)	(7,386)
Write-off of inventories against reserve	355	6,537
Balance at end of the period	(41,123)	(8,359)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	June 30, 2022	December 31, 2021
	(unaudited)
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	762	3,546
OISA Tecnologia e Serviços Ltda. (d)	-	62
	762	3,608
Other assets
Arco Instituto de Educação (b)	1,997	1,373
	1,997	1,373
Loans to related parties
Former shareholders - Geekie (c)	-	4,571
Minority shareholders - EI (e)	3,718	6,750
Former shareholders - Eduqo (f)	4	4
Former shareholders - Edupass	-	65
	3,722	11,390
Current	-	4,571
Non-current	3,722	6,819

Liabilities
Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	-	9
	-	9
Other liabilities
OISA Tecnologia e Serviços Ltda. (d)	174	258
	174	258

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	2,591	4,290
OISA Tecnologia e Serviços Ltda. (d)	-	10
	2,591	4,300

Finance income
Former shareholders - Geekie (c)	273	60
OISA Tecnologia e Serviços Ltda.	2	19
Minority shareholders - EI (e)	261	139
	536	218

(a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	Arco is a founding member of Instituto Arco de Educação ("Arco Instituto"), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the payment of the amount related to the operations in 2021 occurred in July 2022.

(c)	On January 17, 2019, the Company loaned R$ 4,000 to the former shareholder of Geekie, through a loan agreement with interest of 110% of the CDI. During the six-month period ended June 30, 2022, the Company recognized R$ 273 of interest income and the payment occurred in June 2022, as negotiated in the agreement.

(d)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of June 30, 2022, the amount to be transferred to OISA is R$ 11 and during the six-month period the recognized revenue from financial intermediation was R$ 2.

(e)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the six-month period ended June 30, 2022, the Company recognized R$ 261 of interest income.

(f)	Amount due from former shareholders of Eduqo, which the payment is under negotiation between the parties. These amounts are not subject to financial charges.

Key management personnel compensation

Key management personnel compensation comprised the following:

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Short-term employee benefits	40,580	31,653
Share-based compensation plan	19,422	18,140
	60,002	49,793

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 12).

8	Intangible assets

During the six-month period ended June 30, 2022 the Company had R$ 96,053 of acquisitions, mainly due to the development of educational content for the 2023 collection year (R$ 43,406), development of technology platforms for the supply of digital content, as well as licenses and software development for new projects (R$ 26,074), and trademarks (R$ 14,505).

During the six-month period ended June 30, 2022 the total amortization recorded as expense to the income statement of income was R$ 116,422.

9	Loans and financing

	Interest rate	Maturity	June 30, 2022	December 31, 2021
			(unaudited)
Bank loan	100% CDI + 2.7% pa	January/2022	-	201,990
Bank loan	8.1% pa	March/2022	-	310
Debentures (a)	100% CDI + 1.7% pa	August/2023	980,022	919,703
Bank loan	3.8% pa	October/2023	42	62
Bank loan	3.8% pa	October/2023	62	90
Bank loan	3.8% pa	November/2023	43	49
Bank loan (b)	USD + 2.4% pa	October/2024	48,173	61,649
Convertible notes (c)	USD + 8.0% pa	November/2028	622,081	647,474
			1,650,423	1,831,327
Current			28,466	228,448
Non-current			1,621,957	1,602,879

(a)	This amount is related to issuance of debentures in August 2021 to pay the amount due on the COC and Dom Bosco acquisition and will be settled in a single installment on August 25, 2023. The increase in the period is due to the interest accrual which will also be payable on August 25, 2023. The debentures are guaranteed by Arco Educação S.A.

(b)	The decrease in the current balance is mainly related to: (i) payment of R$ 10,050 related to the two installments in February and May 2022; and (ii) exchange variation of R$ 3,819 recognized as financial income in statement of income.

(c)	The decrease in current balance is mainly due to exchange variation of R$ 40,128 recognized as financial income in statement of income. The remain variation is related to interest provisioned in the period.

All financing arranged by the Company is not subject to any financial covenants a of the six-month period ended June 30, 2022.

10	Derivative financial assets and liabilities

The breakdown of financial derivatives is as follows:

	June 30, 2022	December 31, 2021
	(unaudited)
Assets
Financial derivatives
Swap Geekie (a)	-	861
	-	861
Current	-	301
Non-current	-	560

	June 30, 2022	December 31, 2021
	(unaudited)
Liabilities
Financial derivative
Swap Geekie (a)	7,096	-
Put option (b)	118,811	223,561
	125,907	223,561
Current	2,394	-
Non-current	123,513	223,561

(a)	On November 11, 2021, subsidiary Geekie entered into swap contracts to protect a foreign currency loan, with maturities between February 2022 to October 2024, which the active end receives, on average, dollar plus 2.452% per annum and in the liability position pays, on average, CDI plus 1.7% per annum. During the six-month period ended June 30, 2022, the Company recognized a net financial expense of R$ 8,773 as fair value adjustment in the statement of income.

(b)	Dragoneer and General Atlantic have a put option to convert their investment in the Company’s senior notes into Class A shares of the Company. The fair value of the put option is calculated using the Black & Scholes method as of June 30, 2022 and December 31, 2021.The Company recognized an initial put option of US$32,995 separated from the fair value of the total compound financial instrument issued, comprising the senior notes and the put option. The Company recognize a net fair value adjustment of R$ 104,750 as finance income in statement of income as of June 30, 2022.

11	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combinations and investments in associates is as follows:

	June 30, 2022	December 31, 2021
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	399,118	379,501
Acquisition of NS Educação Ltda. (b)	4,392	6,126
Acquisition of Positivo (c)	795,202	754,451
Acquisition of Studos (d)	3,255	5,472
Acquisition of EI (e)	226,256	234,493
Acquisition of Geekie (f)	15,291	224,759
Acquisition of Me Salva! (g)	16,439	21,880
Acquisition of Eduqo (h)	20,120	18,145
Acquisition of Edupass (i)	19,992	23,959
	1,500,065	1,668,786
Current	857,979	799,553
Non-current	642,086	869,233

(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 21 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the six-month period ended June 30, 2022 the Company recognized R$ 19,617 of interest.

(b)	This amount was retained for any contingent liabilities that may arise, which final payment will be released in December 2022. In 2022, the Company paid R$ 1,871 related to settling of annual instalments. The amount is being adjusted based on the Interbank certificates of deposit (CDI) interest rate. During the six-month period ended June 30, 2022, the Company recognized R$ 137 of interest.

(c)	The amount represents the outstanding balance of the acquisition price and will be paid annually in November over next 3 years (25% payable in 2022 and 75% payable in 2023 and 2024). The payment is secured by a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the six-month period ended June 30, 2022, the Company recognized R$ 40,751 of interest.

(d)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 13.8% for the last installment due in September 2022. In April 2022, the company paid R$2,433 in advance to liquidate the shares of one of the former shareholders. During the six-month period ended June 30, 2022, the Company recognized R$ 215 of interest.

(e)	This amount is related to the acquisition of the remaining 40% interest in EI and will be paid in May 2023 subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 12.2% (13.4% in 2021). The installment is payable on May 31, 2023 for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%.

During the six-month period ended June 30, 2022 the Company recognized R$ 12,582 of interest and the accounts payable decreased by R$ 17,527.

(f)	The current financial liability is recorded at the present value of the estimated amount payable to the former shareholders using an estimated interest rate of 13.7%. The exercise price will be calculated for “Geekie Others” content and is determined by the greater of 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

In June 2022, the Company concluded the acquisition of 100% of the capital stock of Geekie. The payment terms set forth in the purchase agreement were updated upon closing of the transaction to a total purchase price of R$ 223,939 (R$116,992 of principal, R$36,406 of interest and R$70,541 of changes in fair value) as described in Note 1.2.

During the six-month period ended June 30, 2022 the Company recognized R$ 11,640 of interest and the accounts payable increased by R$ 2,830.

(g)	The liability is composed of the present value of the balance payable for the remaining 40% interest in Me Salva!, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 12.9% (13.7% in 2021). The payment of the retained portion is in the amount of R$ 1,196 and will be made in equal annual installments, in June of each year until 2026. The payment of the second stage will be made in 2025 and the acquisition price of 40% is calculated based on the estimated 2024 revenue multiplied by 3, less net debt. During the six-month period ended June 30, 2022 the Company recognized an interest expense of R$ 1,120 and the accounts payable decreased by R$ 6,077.

(h)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7% (14.3% in 2021). The payment of the outstanding installments in the amount of R$ 17,130 and the earn out of R$2,990 will be made in 2 annual installments, commencing in July of 2022. The price adjustment of R$ 910 will be paid in a single installment in July 2022. During the six-month period ended June 30, 2022 the Company recognized an interest expense of R$ 1,975.

(i)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Edupass, plus the earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 14.2% (15.3% in 2021). The payment of the outstanding installments is in the amount of R$ 2,292 and will be made in 2 annual installments, in September 2022 and 2023, while the payment of the earn out will be made in March 2024, in the amount of R$ 17,700. The earn out is calculated based on the estimated 2023 revenue. During the six-month period ended June 30, 2022 the Company recognized an interest expense of R$ 1,579 and the accounts payable decreased by R$ 5,546.

12	Labor and social obligations

	June 30, 2022	December 31, 2021
	(unaudited)
Labor and social obligations
Bonuses (a)	27,082	30,789
Payroll and social charges	16,620	96,343
Payroll accruals	56,452	24,225
Other labor	4,919	6,905
	105,073	158,262
Current	104,422	157,601
Non-current	651	661

(a)	Bonuses

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 21,155 during the six-month period ended June 30, 2022 (June 30, 2021: R$ 13,055).

(b)	Share-based compensation plan

Geekie Plan

On June 1, 2022, the Company settled in cash the stock options plan in the amount of R$75,578 to the beneficiaries who remained in the Company after the acquisition.

The fair value of the plan was calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest which occurred at the same date as described in Note 11.

Restricted stock units

The following table reflects the movements of outstanding shares from the grant date until June 30, 2022:

Number of restricted stock units
Outstanding at December 31, 2021	142,184
Granted (a)	462,715
Restricted stocks units transferred	(48,353)
Effectively forfeited	(17,429)
Estimated forfeited	(39,101)
Outstanding at June 30, 2022	500,016

(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.

The total compensation expense for the six-month period ended June 30, 2022, including taxes and social charges, was R$19,422, (R$9,319 of principal and R$10,103 of taxes and contributions) net of estimated forfeitures. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date (a)	Final vesting date	Vesting period (% per year)	Total shares granted	Total shares cancelled	Total shares vested (b)	Total shares outstanding	Average fair value at grant date	Unit value average
30/04/2019	28/09/2021	3 years (33.33%)	542,760	(76,277)	(466,483)	-	68,800	126.76
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	319	206.66
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	274	177.71
15/10/2019	28/09/2021	3 years (33.33%)	37,929	(7,683)	(30,245)	-	7,593	200.18
23/01/2020	28/09/2022	3 years (33.33%)	13,000	-	(11,932)	3,910	2,788	214.48
02/03/2020	28/09/2022	3 years (33.33%)	36,673	(1,442)	(32,422)	10,279	8,762	238.93
04/03/2020	28/09/2021	3 years (33.33%)	13,164	-	(13,164)	-	3,346	254.21
03/09/2020	28/09/2022	3 years (33.33%)	3,600	(1,687)	(1,913)	-	883	245.18
19/11/2020	30/06/2022	1 year (100%)	3,562	(984)	(2,578)	-	772	216.63
19/11/2020	30/06/2021	1 year (100%)	3,086	-	(3,086)	-	669	216.63
10/02/2021	31/03/2023	3 years (33.33%)	8,400	-	(5,766)	2,054	1,723	205.11
10/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	50,200	(2,367)	(22,834)	21,892	10,296	205.11
23/02/2021	30/06/2022	1 year (100%)	1,838	-	(1,838)	-	366	198.87
26/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	9,366	(2,280)	(3,912)	3,272	1,841	196.58
15/04/2021	30/06/2022	1 year (100%)	1,836	-	(1,836)	-	291	158.28
01/06/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	475	(152)	(190)	137	70	148.28
24/06/2021	31/12/2021	1 year (100%)	89,808	(548)	(118,697)	-	14,837	165.21
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	5,000	(2,970)	(1,844)	-	590	118.02
30/09/2021	28/09/2023	3 years (33.33%)	3,000	(1,468)	(1,532)	-	354	118.02
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	4,000	-	(1,727)	1,827	472	118.02
30/09/2021	31/03/2025	4 years (20%, 20%, 30%, 30%)	75,000	(3,970)	(15,897)	45,002	8,852	118.02
30/09/2021	31/12/2021	1 year (100%)	3,107	-	(3,967)	-	367	118.02
30/09/2021	30/06/2022	1 year (100%)	1,543	-	(1,543)	-	182	118.02
30/09/2021	30/09/2021	1 year (100%)	167	-	(167)	-	20	118.02
25/03/2022	31/03/2024	3 years (40%, 30%, 30%)	2,000	(1,200)	(800)	-	194	96.84
25/03/2022	31/03/2022	1 year (100%)	500	-	(500)	-	48	96.84
18/04/2022	30/09/2022	1 year (100%)	6,000	(4,241)	(1,759)	1,759	584	97.41
01/06/2022	30/09/2025	4 years (25%, 25%, 25%, 25%)	280,928	-	(16,083)	253,509	22,513	80.14
01/06/2022	30/09/2024	3 years (33.33%)	15,290	-	(1,254)	13,798	1,225	80.14
01/06/2022	31/12/2022	1 year (100%)	162,996	-	(21,511)	142,577	13,062	80.14
Total			1,378,314	(107,269)	(788,566)	500,016	172,093

(a)	The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

(b)	Includes the number of Restricted Shares pro rata in relation to the vesting period not yet fulfilled, based on the number of days the participant worked for the Company during such vesting period until the closing of these financial statements, whose Restricted Shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

13	Equity

Treasury shares

Repurchase program

The following table reflects the movements of treasury shares repurchased until June 30, 2022:

Number of restricted stock units
As of December 31, 2021	605,316
Repurchase	531,125
Transferred – RSU’s program	(109,299)
As of June 30, 2022	1,027,142

As of June 30, 2022, the Company has a total of 1,027,142 of treasury Class A common shares under the Repurchase Program with an average price of US$ 20.5.

14	Earnings (loss) per share (EPS)

	Three-month period ended			Three-month period ended
	June 30, 2022 (unaudited)			June 30, 2021 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Loss attributable to equity holders of the parent	(6,804)	(6,537)	(13,341)	(10,399)	(9,620)	(20,019)
Weighted average number of common shares outstanding (thousand)	28,516	27,401	55,917	29,619	27,401	57,020

Basic loss per share - R$	(0.24)	(0.24)		(0.35)	(0.35)
Diluted loss per share - R$	(0.24)	(0.24)		(0.35)	(0.35)

	Six-month period ended			Six-month period ended
	June 30, 2022 (unaudited)			June 30, 2021 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	45,621	43,697	89,318	(4,277)	(3,931)	(8,208)
Adjustments attributable to convertible notes	(94,535)	-		-	-
Adjusted (loss) profit attributable to equity holders of the parent	(48,914)	43,697		-	-
Weighted average number of common shares outstanding (thousand)	28,607	27,401	56,008	29,813	27,401	57,214
Effects of dilution from:
Convertible notes (thousands)	5,172	-		-	-

Basic earnings (loss) per share - R$	1.59	1.59		(0.14)	(0.14)
Diluted earnings (loss) per share - R$	(1.45)	1.59		(0.14)	(0.14)

Basic earnings (loss) per share excludes the effects of dilution and is computed by dividing profit (loss) attributable to equity holders of the parent by the weighted average number of shares outstanding for the period.

Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised into shares. In calculating diluted earnings (loss) per share, the numerator is adjusted for the effect of interest expense, exchange variation and changes in the fair value of the embedded conversion feature of the convertible notes disclosed in notes 9 and 10 (only if dilutive) and the denominator is increased to include the number of potentially dilutive Class A common shares assumed to be outstanding during the period.

In addition, the Company has restricted stock units (see Note 12) deemed to be anti-dilutive and were not considered in the calculation of diluted earnings per share.

15	Revenue

The Company’s net revenue is as follows:

	Three-month period ended		Six-month period ended
	June 30, 2022	June 30, 2021	June 30,2022	June 30,2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	411,384	253,631	834,607	584,471
Other	1,623	3,438	9,554	5,086
Deductions:
Taxes	(870)	(768)	(1,987)	(1,584)
Revenue	412,137	256,301	842,174	587,973

16	Expenses by nature

	Three-month period ended		Six-month period ended
	June 30, 2022	June 30, 2021	June 30,2022	June 30,2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Content providing	(52,417)	(28,209)	(103,968)	(74,837)
Operations personnel	(18,071)	(9,228)	(34,378)	(18,554)
Inventory reserves	(10,940)	(5,162)	(13,339)	(7,386)
Freight	(16,094)	(5,649)	(30,193)	(13,653)
Depreciation and amortization	(33,155)	(11,983)	(59,112)	(28,418)
Other	(2,377)	(7,872)	(8,642)	(12,380)
Cost of sales	(133,054)	(68,103)	(249,632)	(155,228)

Sales personnel	(70,807)	(55,570)	(139,482)	(112,642)
Depreciation and amortization	(27,061)	(23,102)	(53,474)	(48,556)
Sales & marketing	(31,545)	(6,646)	(44,030)	(11,747)
Customer support	(40,499)	(20,499)	(98,218)	(42,576)
Allowance for expected credit losses (a)	372	(6,610)	6,603	(10,499)
Real estate rentals	(147)	(289)	(294)	(668)
Other	(4,752)	(6,011)	(9,897)	(11,697)
Selling expenses	(174,439)	(118,727)	(338,792)	(238,385)

Corporate personnel	(32,018)	(22,150)	(64,141)	(49,312)
Third party services	(21,095)	(18,702)	(37,495)	(38,563)
Real estate rents	(493)	128	(953)	(779)
Travel expenses	(1,888)	(5)	(3,124)	(121)
Tax expenses	(1,684)	(2,074)	(2,960)	(3,852)
Software licenses	(3,102)	(1,333)	(5,157)	(3,320)
Share-based compensation plan	(3,726)	(9,324)	(19,149)	(21,048)
Depreciation and amortization	(14,086)	(10,338)	(27,497)	(16,501)
Other	(1,945)	1,810	(5,661)	(2,798)
General and administrative expenses	(80,037)	(61,988)	(166,137)	(136,294)

Total	(387,530)	(248,818)	(754,561)	(529,907)

(a)	During the six-month period ended June 30, 2022, the Company recognized a reversion of impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income, of R$ 6,603 (2021: a provision of R$ 10,499).

17	Finance result

	Three-month period ended		Six-month period ended
	June	June	June	June
	30, 2022	30, 2021	30, 2022	30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	25,444	6,823	48,170	11,690
Changes in fair value of financial investments (a)	(13)	-	-	13
Changes in fair value of derivative instruments (b)	84,320	-	107,402	-
Changes in accounts payable to selling shareholders (Note 11)	73,868	355	73,868	2,773
Foreign exchange gains	27,373	1,071	139,058	2,047
Interest income	1,397	1,796	2,192	2,987
Other	1,993	2,069	2,925	2,544
Finance income	214,382	12,114	373,615	22,054

Changes in fair value of derivative instruments (b)	-	-	(11,429)	-
Changes in accounts payable to selling shareholders (Note 11)	(40,520)	(3,032)	(47,548)	(3,262)
Foreign exchange loss	(89,017)	(4,884)	(95,396)	(6,139)
Bank fees	(2,758)	(2,034)	(5,438)	(4,040)
Interest on acquisition of investments (c)	(45,744)	(26,643)	(89,674)	(54,024)
Interest on lease liabilities	(1,126)	(1,138)	(2,287)	(2,157)
Interest on loans and financing	(56,774)	(5,216)	(105,544)	(8,905)
Other	(2,546)	(2,731)	(6,270)	(5,765)
Finance costs	(238,485)	(45,678)	(363,586)	(84,292)

Finance result	(24,103)	(33,564)	10,029	(62,238)

(a)	Refers to gains on financial investments measured at FVTPL.

(b)	Amount related to changes in the fair value of the put option to convert senior notes and change in the fair value of swap derivatives. See Note 10 for further information.

(c)	Refer to interest expense on liabilities related to business combinations.

18	Income taxes

(a) Reconciliation of income taxes expense

	Three-month period ended		Six-month period ended
	June 30, 2022	June 30, 2021	June 30,2022	June 30,2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) profit before income taxes	(12,114)	(26,834)	96,776	(4,423)
Combined statutory income taxes rate - % (a)	34%	34%	34%	34%
Income tax benefit (expense) at statutory rates	4,119	9,124	(32,904)	1,504

Reconciliation adjustments:
Share of loss of equity-accounted investees (b)	(4,860)	(587)	(6,778)	(935)
Effect of presumed profit of subsidiaries (c)	-	2,774	-	3,266
Permanent differences (d)	(2,300)	(3,953)	(4,028)	(6,344)
Stock option (e)	979	(650)	93	(989)
Financial result on loans and financing (f)	787	-	34,329	-
Other (additions) exclusions, net	48	107	1,830	(286)
	(1,227)	6,815	(7,458)	(3,784)

Current	8,038	(18,544)	(13,809)	(35,897)
Deferred	(9,265)	25,359	6,351	32,112
Income taxes benefit (expense)	(1,227)	6,815	(7,458)	(3,785)

Effective rate	10.1%	25.4%	7.7%	85.6%

(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Refers to the effect of 34% on the share of profit (loss) of investees for the period.

(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries

(d)	Permanent differences of non-deductible expenses.

(e)	Related to the effect of 34% of Geekie’s share-based compensation plan expenses.

(f)	Refers to the effect of 34% of the convertible senior note foreign exchange, fair value adjustment and interest in Arco Platform, not taxable.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2021	Recognized in profit or loss	As of June 30, 2022
			(unaudited)
Deferred tax assets
Tax losses carryforward	104,329	12,110	116,439
Temporary diferences:
Financial instruments from acquisition of interests	174,591	8,262	182,853
Other temporary differences	64,869	14,167	79,036
Share based compensation	10,377	(5,737)	4,640
Tax benefit from tax deductible goodwill	8,032	(1,672)	6,360
Amortization of intangible assets	22,161	3,484	25,645
Total deferred tax assets	384,359	30,614	414,973
Deferred tax liabilities
Financial instruments – put options on equity method investments	(9,231)	-	(9,231)
Tax benefit from tax deductible goodwill	(53,897)	(24,235)	(78,132)
Other temporary differences	(8)	(28)	(36)
Total deferred tax liabilities	(63,136)	(24,263)	(87,399)
Deferred tax assets (liabilities), net	321,223	6,351	327,574

Deferred tax assets	321,223	6,351	327,574
Deferred tax liabilities	-		-

19	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers, a Learning Management System (LMS) platform, an educational as a benefit platform and content to develop socio-emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of June 30, 2022, none of the Company’s customers individually represented more than 5% of our total revenue.

	Six-month period ended June 30, 2022 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	713,495	143,850	857,345	(15,171)	842,174
Cost of sales	(205,651)	(55,050)	(260,701)	11,069	(249,632)
Gross profit	507,844	88,800	596,644	(4,102)	592,542
Selling expenses	(277,298)	(61,494)	(338,792)	-	(338,792)
Segment profit	230,546	27,306	257,852	(4,102)	253,750
General and administrative expenses	-	-	-	-	(166,137)
Other income, net	-	-	-	-	19,070
Operating profit	-	-	-	-	106,683
Finance income	-	-	-	-	373,615
Finance costs	-	-	-	-	(363,586)
Share of loss of equity-accounted investees	-	-	-	-	(19,936)
Profit before income taxes	-	-	-	-	96,776
Income taxes expense	-	-	-	-	(7,458)
Profit for the period	-	-	-	-	89,318

Other disclosures
Depreciation and amortization	115,666	24,417	140,083	-	140,083
Investments in associates and joint ventures	126,116	-	126,116	-	126,116
Capital expenditures	91,183	13,957	105,140	(689)	104,451

	Six-month period ended June 30, 2021 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	464,779	123,194	587,973	-	587,973
Cost of sales	(126,173)	(29,055)	(155,228)	-	(155,228)
Gross profit	338,606	94,139	432,745	-	432,745
Selling expenses	(200,577)	(37,808)	(238,385)	-	(238,385)
Segment profit	138,029	56,331	194,360	-	194,360
General and administrative expenses	-	-	-	-	(136,294)
Other income, net	-	-	-	-	2,500
Operating profit	-	-	-	-	60,566
Finance income	-	-	-	-	22,054
Finance costs	-	-	-	-	(84,292)
Share of loss of equity-accounted investees	-	-	-	-	(2,751)
Loss before income taxes	-	-	-	-	(4,423)
Income taxes expense	-	-	-	-	(3,785)
Loss for the period	-	-	-	-	(8,208)

Other disclosures
Depreciation and amortization	86,870	6,605	93,475	-	93,475
Investments in associates and joint ventures	80,248	-	80,248	-	80,248
Capital expenditures	69,271	5,804	75,075	-	75,075

	Three-month period ended June 30, 2022 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	367,337	57,021	424,358	(12,221)	412,137
Cost of sales	(112,708)	(29,931)	(142,639)	9,585	(133,054)
Gross profit	254,629	27,090	281,719	(2,636)	279,083
Selling expenses	(140,894)	(33,545)	(174,439)	-	(174,439)
Segment profit	113,735	(6,455)	107,280	-	107,280
General and administrative expenses	-	-	-	-	(80,037)
Other income	-	-	-	-	1,676
Operating profit	-	-	-	-	26,283
Finance income	-	-	-	-	214,382
Finance costs	-	-	-	-	(238,485)
Share of loss of equity-accounted investees	-	-	-	-	(14,294)
Loss before income taxes	-	-	-	-	(12,114)
Income taxes expense	-	-	-	-	(1,227)
Loss for the period	-	-	-	-	(13,341)

	Three-month period ended June 30, 2021 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	200,201	56,100	256,301	-	256,301
Cost of sales	(54,303)	(13,800)	(68,103)	-	(68,103)
Gross profit	145,898	42,300	188,198	-	188,198
Selling expenses	(100,824)	(17,903)	(118,727)	-	(118,727)
Segment profit	45,074	24,397	69,471	-	69,471
General and administrative expenses	-	-	-	-	(61,988)
Other income	-	-	-	-	975
Operating profit	-	-	-	-	8,458
Finance income	-	-	-	-	12,114
Finance costs	-	-	-	-	(45,678)
Share of loss of equity-accounted investees	-	-	-	-	(1,728)
Loss before income taxes	-	-	-	-	(26,834)
Income taxes expense	-	-	-	-	6,815
Loss for the period	-	-	-	-	(20,019)

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues or costs in the six-month periods ended June 30, 2021.

Segment performance is evaluated based on segment profit and is measured consistently and on the same basis as profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Adjustments and eliminations refer to transactions due between companies in the Core and Supplemental segments, such as: loans, accounts payable, accounts receivable, sales and cost of sales. Segment assets and liabilities are measured on the same basis as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
June 30, 2022 (unaudited)
Total assets	5,250,678	378,458	5,629,136	(41,068)	5,588,068
Total liabilities	3,598,382	108,499	3,706,881	(41,068)	3,665,813
December 31, 2021
Total assets	5,637,667	378,520	6,016,187	(26,068)	5,990,119
Total liabilities	4,048,511	92,442	4,140,953	(26,068)	4,114,885

20	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
June 30, 2022 (unaudited)
Cash and cash equivalents	-	375,753	375,753
Financial investments	-	411,516	411,516
Trade receivables	-	607,826	607,826
Related parties	-	3,722	3,722
Investments in financial instruments (Bewater)	11,224	-	11,224
Other assets (Arco Instituto)	-	1,997	1,997
	11,224	1,400,814	1,412,038

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2021
Cash and cash equivalents	-	211,143	211,143
Financial investments	-	1,014,056	1,014,056
Trade receivables	-	593,263	593,263
Derivative financial assets	861	-	861
Related parties	-	11,390	11,390
Investments in financial instruments (Bewater)	9,803	-	9,803
Other assets (Instituto Arco)	-	1,373	1,373
	10,664	1,831,225	1,841,889

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
June 30, 2022 (unaudited)
Trade payables	-	154,929	154,929
Derivative financial liabilities	125,907	-	125,907
Accounts payable to selling shareholders	640,250	859,815	1,500,065
Leases liabilities	-	34,461	34,461
Loans and financing	-	1,650,423	1,650,423
	766,157	2,699,628	3,465,785

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2021
Trade payables	-	103,292	103,292
Derivative financial liabilities	223,561	-	223,561
Accounts payable to selling shareholders	867,264	801,522	1,668,786
Leases liabilities	-	43,118	43,118
Loans and financing	-	1,831,327	1,831,327
	1,090,825	2,779,259	3,870,084

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Financial instruments at fair value through profit or loss

Derivative assets and liabilities

The Company maintains put options from investments and swap derivatives to protect its exposure to foreign currency risk, specifically for loans contracts. These derivatives are measured at fair value and are presented as financial assets when the fair value results in a gain, and as financial liabilities when the fair value results in a loss. Any gains or losses from these derivatives are recognized directly in the income statement.

As of June, 2022 and December 31, 2021, none of the Company’s derivatives has been designated as hedges for accounting purposes.

Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (expenses) in profit or loss. For the six-month period ended June 30, 2022, the Company recognized a net financial income of R$ 122,293.

Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	June 30, 2022	December 31, 2021
		(unaudited)
Financial assets
Derivative financial instruments	Level 2	-	861
Investments at fair value	Level 1	11,224	9,803

Financial liabilities
Derivative financial liabilities	Level 2	7,096	-
Derivative financial liabilities	Level 3	118,811	223,561
Accounts payable to selling shareholders	Level 3	640,250	867,264

As of June 30, 2022, and December 31, 2021, the Company assessed the fair values of its financial instruments and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;
•	the fair value of derivatives is calculated with Black & Scholes; and
•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in levels 1 and 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the six-month periods ended June 30, 2022 and 2021.

Recurring fair value measurements	Financial instruments – put options on equity method investments (liabilities)	Accounts payable to selling shareholders
As of December 31, 2020	-	(861,385)
Acquisitions	-	(23,520)
Payment	-	116,445
Changes in accounts payable to selling shareholders	-	(489)
Interest expense	-	(42,411)
Reclassification	-	4,000
As of June 30, 2021 (unaudited)	-	(807,360)

As of December 31, 2021	(223,561)	(867,264)
Payment	-	227,230
Changes in accounts payable to selling shareholders	-	26,320
Changes in derivative instruments fair value	104,750	-
Interest expense	-	(26,536)
As of June 30, 2022 (unaudited)	(118,811)	(640,250)

(iv) Transfers between levels 2 and 3

During the six-month periods ended June 30, 2022 and 2021, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.
•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.
•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.
•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

21	Commitments and contingencies

Arbitration process of International School

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in the subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The amount to be calculated in accordance with the decision is under ongoing discussion in the award liquidation phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot will not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

In light of the arbitration proceeding and based on IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Based on the arbitration panel decision mentioned above, the Company has recorded the provision of the amount considered the amount due for the purchase price under the Investment Agreement payable to the non-controlling shareholder. The liability is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of net debt, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the due course of the arbitration. During the six-month period ended June 30, 2022, the Company recognized R$ 19,617 of interest expense based on the Sistema Especial de Liquidação e Custódia - SELIC rate. The use of the SELIC rate and the amount of interest to be paid are assumptions by the Company. These assumptions may differ from the actual rate of interest, the amount of interest that will be paid, as well as which party will be responsible for its payment, since they will be determined by the arbitration panel.

22	Subsequent events

Shares repurchase

From July 1st, 2022, until August 15, 2022, the Company purchased an aggregate amount of 20,000 Class A common shares for a total of approximately US$ 282 thousand. This repurchase was made in accordance with the Repurchase Program mentioned in Note 13.

Issuance of debentures

In August 2022, the Company issued non-convertible debentures through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A., consisting of 1,200,000 debentures with a unitary value of R$1.00, in the total amount of R$ 1,200,000. The purpose of this issue is to use the net proceeds of the Offering to prepay the debentures issued by CBE in August 2021, currently totaling R$1,000 million, to strengthen its cash position, and to extend its debt maturity profile.

Corporate restructuring

On August 1, 2022, the Company completed a corporate reorganization through the incorporation of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (Eduqo) and Studos Software Ltda by EEM Licenciamento de Programas Educacionais Ltda.

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